

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

James T. Crines
Executive Vice President, Finance and
Chief Financial Officer
Zimmer Holdings, Inc.
345 East Main Street
 Warsaw, Indiana 46580

      Re: Zimmer Holdings, Inc.
                 Form 10-K for the year ended December 31, 2010
                     Filed February 25, 2011
                 File No. 1-16407

Dear Mr. Crines

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief